February 11, 2008
VIA EDGAR and OVERNIGHT MAIL	Sarah M. Patterson
Counsel
William James Kotapish, Esq.	Law Department
Assistant Director	200 Hopmeadow Street
Division of Investment Management	Simsbury, CT 06089
Securities and Exchange Commission	Direct Dial: (860) 843-6085
100 F Street, NE	Fax: (860) 380-1616
Washington, DC 20549-4644

Re:	Hartford Life Insurance Company Separate Account Three
File Nos. 333-119414 and 811-08584
Rule 485(b) (1) (vii) Request

Dear Mr. Kotapish:

I am writing to you on behalf of the Hartford Life Insurance Company and Hartford Life and Annuity Insurance Company (collectively, “The Hartford”) and the registrants (collectively, the “Registrants”) listed below.

The Registrants request approval, pursuant to Securities Act Rule 485(b)(1)(vii), to file Post-Effective Amendments (the “Replicated Registration Statements”) to the registration statements on Form N-4 listed below, pursuant to the provisions of Securities Act Rule 485(b):

Registrants	Securities Act Nos.
Hartford Life Insurance Company Separate Account Three	333-119419 333-119422 333-119417

Hartford Life Insurance Company Separate Account Seven	333-101932 333-101937 333-101942 333-101948 333-101954

Hartford Life and Annuity Insurance Company Separate Account Three	333-119418 333-119423 333-119420 333-119416 333-119421

Hartford Life and Annuity Insurance Company Separate Account Seven	333-101933 333-101936 333-101943 333-101949 333-101955

The Replicated Registration Statements will contain certain revisions that may render them ineligible to be filed under Rule 485(b).  However, the Hartford believes the revisions, once reviewed by the Staff, will be “substantially identical” to revisions that will be set forth in the post-effective amendment under Rule 485(a) to the registration statement on Form N-4 (File No. 333-119414) (the “Prototype Registration Statement”) filed on February 8, 2008, Accession No. 0001104659-08-008151.

The Registrants make the following representations in support of this request:

•                  Because the Replicated Registration Statements are substantially identical to the Prototype Registration Statement, the Registrants will be able to revise the Replicated Registration Statements effectively to reflect Commission staff comments made on the Prototype Registration Statement.

•                  The Registrants will make corresponding changes to the Replicated Registration Statements in response to comments made by the Commission staff on the Prototype Registration Statement.

•                  The Replicated Registration Statements will not contain any material changes that would make the post-effective amendments ineligible to be filed under Rule 485(b).

Thank you for your consideration in this matter. Please call me at (860) 843-6085 if you have any questions with respect to this request.

Very truly yours,

/s/ Sarah M. Patterson

Sarah M. Patterson
Counsel

cc:	Michael Kosoff (SEC)
Richard Wirth (Hartford)